Exhibit 1

The Central Growth Engine of
Hadera Paper Group in 2010: The Increased
Output Capacity of Machine 8

Six month anniversary for machine 8:

The new packaging paper manufacturing line at Hadera Paper opens up new business horizon

The construction of the new and advanced packaging paper manufacturing line at Hadera Paper Group - Machine 8 - was completed at an ideal time for the group, as its running-in process began in early 2010. Today, six months after the launch of the new production line, it provides an effective response for the optimal leveraging of the recovery and rising demand in the global paper industry. Rising paper prices worldwide represent an important opportunity for the group, as the new production line for packaging paper comes online. Hadera Paper Group's annual output capacity of packagingpaper has increased from 143,000 tons in 2009 to an expected output of approximately 265,000 tons in 2010 and 320,000 tons in 2011.

Rising paper prices globally, in combination with the quality of paper produced in Machine 8, are allowing the packaging paper company to provide an optimal response to the volume of demand, in the local market as well as  export markets. The new packaging paper manufacturing line renders it possible - for the first time - to develop export markets that represent a veritable opportunity to increase the company's revenue potential. For example, the division has already recorded unprecedented production levels in the first half of 2010, as the monthly volume of sales continues to rise considerably every month (in tons) in relation to the preceding month. Whereas the average monthly sales in 2009 were equal to 11,900 tons, in the period between May and June 2010, monthly sales averaged 25,000 tons, representing an increase of over 110%. (Out of the sales in the first half of the year, approximately 50,000 tons were capitalized in the cost of the machine, as part of the running-in process of Machine 8, starting in June, the sales were recognized in their entirety).

The opportunities of the new production line:

Quality - Machine 8 is based on cutting edge technology in the global paper production sector. The quality of paper produced by the machine is infinitely better - across all relevant parameters for packaging paper. Starting from strength, through to consistency in moisture and weight (profiles), right up to the cleanliness and appearance of the paper. These characteristics allow for the continuous and efficient operation of the corrugators operated by paper customers. Moreover, the new machine renders it possible to produce "lightweight" paper, with a spatial weight lower than 100 grams per square meter - paper that is in very high demand on the part of customers. These improvements in quality and capabilities render it possible for local clients to increase the proportional use of packaging paper purchased from Hadera, while replacing high-quality lightweight paper that was previously purchased overseas.

Export – The increased output capacity of the packaging paper company is allowing Hadera Paper to expand the company's export volumes, while capitalizing on rising prices in the sector. Whereas exports represented approximately 34.5% of total sales of the packaging paper company in 2009, the company expects export sales to top local sales for the first time in 2010, while amounting to 136,000 tons, a quantity that is 179% higher than the export sales in 2009 and actually approximaly 52% higher than the company's sales to the local market in 2009. Over the past two years, Hadera Paper has been consistently developing new geographic and product markets possessing significant potential. Whereas the company's export markets in 2008 amounted to Egypt, Turkey and Greece, at the present time, the company sells to over 20 different countries, including Italy, Germany, Spain, Portugal, France and the UK, while initial shipments are currently being made to China and India as well. The development of export markets is the most important objective that serves to reinforce the competitive advantage of Hadera Paper Group, while allowing the group to better capitalize on the challenges of the business environment. The expansion of export markets and the strengthening of the international operations of Hadera Paper, as expressed in the first half of 2010, serve to lay the groundwork for the continuing acceleration of growth and the improved profitability that will accompany the awaited positive trend in the business climate.

Sales of the packaging paper company - in thousands of tons
	Total	Local	Exports
2009	143	93.5	49.4
2010 (forecast)	265	130	135
2011 (estimated)	320	170	150

In the first half of 2010, the packaging paper company recorded a new peak in the volume of sales, that amounted to 118,000 tons. This point in time also represented a record in export sales, that amounted to 64,000 tons. (Part of these tales, that were made at market prices, were capitalized to the cost of the machine as part of its running-in process, as mentioned above).

Lowering import volumes and increasing market share - Against the background of rising global prices, a decrease was recorded in the import volumes of paper at dumping prices into Israel. In additional, following the development of new, import-replacing products, the packaging paper company is able to sell tens of thousands of additional tons of paper, manufactured by Machine 8, to customers in Israel, characterized by an improved business environment. The Company expects to sell 130,000 tons of paper on the local market in 2010, representing growth of nearly 50% in relation to the sales in 2009. Looking forward to 2011, the Company expects sales to reach 170,000 tons, effectively nearly double the volume of sales to the local market in 2009.

Efficiency - The new Machine 8 is able to produce paper at a speed that is nearly 50% higher than the output capacity of the existing packaging paper machines - and at a higher quality. The new machine is based on the existing infrastructure at the Hadera manufacturing site: Water, energy, wastewater purification, etc. These facts are expected to enable the packaging paper company to realize improved operational profitability. Additional efficiency is realized by the fact that the packaging paper company produces the packaging paper using recycled paper waste that is collected by the subsidiary Amnir, thereby minimizing the potential impact of a rise in raw material prices. Amnir is responsible for the collection of paper waste at a volume of approximately 250,000 tons per annum. Moreover, the packaging paper company has succeeded in establishing real-time quality control and process control mechanisms, based on more efficient computerized control of the manufacturing line, while relying on minimum manpower to operate the Machine.

Innovation - The development of the new products and the recycled packaging paper, serves to expand the range of products offered by the packaging paper company to the domestic and international markets. These products will allow the company to compete in the pulp-based packaging paper market, where the selling prices per ton are dozens of dollars higher than those in the market for packaging paper produced from recycled paper. On the local market, the innovation renders it possible to increase the range and sales of additional paper types, that were not previously produced by Hadera Paper, and are expected to replace imported paper.

The development of the alternate products serves to position Hadera Paper at the forefront of the most advanced technologies in the sector, thereby reinforcing the competitive advantage of the Group, while contributing to improving profit margins. Whereas the new products at the Company represented only 13% of total products in 2009, this proportion will reach approximately 24% in 2010, representing an expected quantity of approximately 62,000 tons.

Preparations at the packaging paper and recycling company

Updates at What has occurred in the first half of 2010

•	The quantitative sales of packaging paper reached a record in the first half of 2010
•	Amnir's paper collection capacity reached approximately 250,000 tons
•	Constant growth in sales to the domestic market
•	The packaging paper company has met the objectives and the timetable for the operation of Machine 8 and the completion of the running-in process
•
The company has developed new international markets that resulted in increased sales and in an all-time record in export sales after the first half of the year. Market development was done in 2009, while initial sales shipments were made to the new customers in the newly developed export markets in 2010.

 Objectives and expectations regarding the business environment in 2011

•	Reaching full output capacity at the packaging paper company - 320,000 tons
•	Rising paper selling prices globally will converge with the company's improved output capacity and broader product range
•	Continued growth in sales of pulp-replacing products in Israel and in export markets
•	Improving profitability
•	Export figures of the packaging paper division are expected to reach one quarter of total planned international sales of Hadera Paper Group this year, while continuing to grow